UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA

1Q16 Results

Carlos Torres Vila

Chief Executive Officer

Madrid, April 28th 2016

BBVA

2016 First Quarter Results

April 28th 2016

Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.

This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document.

This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission.

Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

BBVA

2016 First Quarter Results

April 28th 2016

1Q16 Highlights

Low level of earnings impacted by:

Seasonality

Lower NTI

FX

Lower impairments and provisions (mainly Spain and Real Estate)

Sound risk indicators and capital generation

Diversification as a lever of growth, strong performance in emerging markets

BBVA

2016 First Quarter Results

April 28th 2016

1Q16 Summary

Total Group with Garanti

Change Change

BBVA Group (€m) 1Q16 1Q16/1Q15 1Q16/1Q15

% % constant % % constant

Net Interest Income 4,152 13.3 27.9 -3.3 9.7

Net Fees and Commissions 1,161 7.8 17.7 -5.3 4.2

Net Trading Income 357 -53.9 -48.8 -51.2 -45.9

Other Income & Expenses 118 0.6 11.3 -10.3 -0.1

Gross Income 5,788 2.8 14.9 -9.3 1.9

Operating Expenses -3,174 14.4 24.8 2.3 12.4

Operating Income 2,614 -8.5 4.9 -20.3 -8.4

Impairment on Financial Assets -1,033 -7.7 0.7 -15.2 -6.9

Provisions and Other Gains -243 -17.7 -9.9 -18.1 -10.3

Income Before Tax 1,338 -7.2 11.7 -24.2 -9.2

NI ex Corporate Operations 976 -7.6 10.4 -25.8 -11.7

Corporate Operations Income 0 n.s. n.s. n.s. n.s.

Non-controlling Interest -266 n.s. n.s. -14.1 3.2

Net Attributable Profit 709 -53.8 -48.8 -55.3 -50.4

Net Attributable Profit (ex corporate operations) 709 -25.6 -11.6 -29.4 -16.3

Note: Proforma considers the additional stake in Garanti accounted for using the full consolidation method from 01/01/15 vs 07/01/15 deal closing (Garanti proforma)

BBVA

2016 First Quarter Results

April 28th 2016

Business Areas Earnings Breakdown

Net attributable profit

€m constant vs 1Q15 €m Var (%)

Total Group (*) 709 -50.4%

BBVA Group ex corp. operations(*) 709 -16.3%

Spain banking activity 234 -23.6%

Developed

USA 49 -63.5%

Turkey (*) 133 +13.2%

Emerging Mexico 489 +10.1%

South America 182 +8.7%

(*) For comparison purposes figures in 2015 consider the additional stake in Garanti accounted for using the full consolidation method from 01/01/15 vs 07/01/15 deal closing (Garanti profroma)

BBVA

2016 First Quarter Results

April 28th 2016

Earnings

Core Revenues

Net Interest Income Growth

1Q16 vs. 1Q15

Total Group +13.3%

Garanti Proforma -3.3%

Excluding FX effect

(constant €m) +27.9%

+9.7%

3,785 4,013 4,169 4,254 4,152

1Q15 2Q15 3Q15 4Q15 1Q16

1Q16 vs. 1Q15

Total Group +12.1%

Garanti Proforma -3.8%

Excluding FX effect

(constant €m) +25.5%

+8.4%

4,899 5,192 5,326 5,467 5,313

1Q15 2Q15 3Q15 4Q15 1Q16

Garanti Proforma

Additional stake in Garanti

Note: Proforma considers the additional stake in Garanti accounted for using the full consolidation method from 01/01/15 vs 07/01/15 deal closing (Garanti proforma)

NII + Net Fees and Commissions Growth

BBVA

2016 First Quarter Results

April 28th 2016

Earnings Gross Income

Lower NTI

NTI excluding FX effect

BBVA Group

(constant €m)

-48.8%

698

613

456

357

116

1Q15 2Q15 3Q15 4Q15 1Q16

Gross Income Growth

1Q16 vs. 1Q15

Total Group +2.8%

Garanti Proforma -9.3%

Excluding FX effect

(constant €m) +14.9%

+1.9%

5,677 6,081 5,600 5,878 5,788

1Q15 2Q15 3Q15 4Q15 1Q16

Garanti Proforma

Additional stake in Garanti

Note: Proforma considers the additional stake in Garanti accounted for using the full consolidation method from 01/01/15 vs 07/01/15 deal closing (Garanti proforma)

BBVA

2015 Results

April 28th 2016

Earnings

Operating Expenses

Cost to income (proforma)

YoY (%), constant €m

BBVA Group

(Garanti proforma)

49.7% 54.8%

3M15 3M16

Affected by NTI & CX

Underlying efficiency ex NTI & CX

58.5% 57.0%

-150 b.p.

3M15 3M16

Synergy potential in CX

Efficiency

BBVA 3M16 vs. peer group 12M15(%)

Average

68.1

Peer Group

Better than peer average

European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG

BBVA

2016 First Quarter Results

April 28th 2016

Earnings

Operating Income

1Q16 vs. 1Q15

Total Group -8.5%

Garanti Proforma -20.3%

Excluding FX effect

(constant €m) +4.9%

-8.4%

2,854 3,072 2,472 2,706 2,614

1Q15 2Q15 3Q15 4Q15 1Q16

1Q16 vs. 1Q15

-32.5%(*) Ex-NTI

-5.7% -7.5%

Developed +15.1% (**)

Emerging +12.7%

+9.5%

Garanti Proforma

Additional stake in Garanti

Note: Proforma considers the additional stake in Garanti accounted for using the full consolidation method from 01/01/15 vs 07/01/15 deal closing (Garanti proforma) (*)

Spain includes banking and real estate activity. (**) Garanti Proforma

Excluding FX effect

BBVA

2016 First Quarter Results

April 28th 2016

Risk

Indicators Continue to Improve

Loan-Loss provisions & Real Estate

impairments (€m)

Total Group -12.7%

Garanti Proforma -19.3%

Excluding FX effect

(constant €m) -5.3%

-12.0%

1,198 1,185 1,119 1,078 1,054

1Q15 2Q15 3Q15 4Q15 1Q16

Cost of Risk

(YtD)

1.1% 0.9%

Dec.15 Mar.16

Coverage

NPL ratio flat at

74%

5.4%

5.3%

Dec.15 Mar.16

NPLs

(€ Bn) 26.0 25.5

Garanti Proforma

Additional stake in Garanti

Note: Proforma considers the additional stake in Garanti accounted for using the full consolidation method from 01/01/15 vs 07/01/15 deal closing (Garanti proforma)

BBVA

2016 First Quarter Results

April 28th 2016

Capital

Capital Generation in this Quarter

CET1 phased-in:

CET1 fully-loaded 11.60%

BBVA Group vs 9.75% SREP

(%) requirement

0.07%

0.18%

-0.04%

10.33% 10.54%

% CET1 FL (Dec.15) Net Earnings Dividends Others (*) % CET1 FL (Mar.16)

On track to achieve CET1 FL 11% target (2017)

(*) Includes a proforma positive impact of 15 bps from the ongoing corporate reorganization agreed in Peru so we can include, for solvency purposes and subject to CRDIV limits, the minority interests held in BBVA Banco Continental. This transaction has no impact on BBVA Group’s consolidated equity, financial position, results or on the economic interest held in Banco Continental.

BBVA

2016 First Quarter Results

April 28th 2016

Capital

Solid Capital Position

Total capital fully-loaded

BBVA Group

(%)

14.96%(*)

2.92%

Tier II

1.50% AT 1

%CET1 FL

10.54%

Additional Tier I and Tier II

buckets completely covered

High quality capital

RWAs/ Total Assets

54%

33%

BBVA European Peer

#1 Group Average

Leverage ratio(*)

6.3%

4.6%

BBVA European Peer

#2 Group Average

(*) Total capital and leverage ratio figures include: (i) impacts of corporate reorganization in Peru and (ii) issuance of AT1 1.0 Bn € instruments in April European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. Figures as of December 2015

BBVA

2016 First Quarter Results

April 28th 2016

Growing our Digital Customer Base

Digital Customers(1)

BBVA Group - Million, % penetration

+20%

Growth

15.5

14.9

13.0 33% 35%

Mar.15 Dec.15 Mar.16

Mobile Customers(1)

BBVA Group - Million, % penetration

+45%

Growth

8.7 9.4

6.5

21%

19%

Mar.15 Dec.15 Mar.16

(1) South America figures as of February 2016

BBVA

2016 First Quarter Results

April 28th 2016

Focus on Driving Digital Sales Across all Franchises

Digital Sales - % of total sales YtD, # of transactions

Spain

12.1

8.8

Dec.15 Mar.16

Mexico(1)

3.9

2.1

Dec.15 Mar.16

South

America(2)

16.5

8.7

Dec.15 Mar.16

USA

18.7

9.3

Dec.15 Mar.16

Turkey

14.6

13.9

Dec.15 Mar.16

(1) ex insurance products (2) Dec.15 ex Paraguay and Uruguay. Mar.16 ex Chile

BBVA

2016 First Quarter Results

April 28th 2016

Business Areas

BBVA

2016 First Quarter Results

April 28th 2016

Spain Banking Activity

Activity and Results

Business Activity (%)

With CX

Lending* Cust. Fund

19.0

11.8

4.4 2.2 1.9

-1.1 -1.1 -1.2

Mar.16/Mar.15 Mar.16/Dec.15 Mar.16/Mar.15 Mar.16/Dec.15

NII + Fees

(€m)

+0.3%

1,344 1,387 1,347

-2.8%

1Q15 4Q15 1Q16

Gross Income

(€m)

-12.7%

1,787 1,419 1,560

+10.0%

1Q15 4Q15 1Q16

Operating Income

(€m)

-35.7%

1,023

514 658

+28.0%

1Q15 4Q15 1Q16

* Gross loans and advances to customers

Note: Activity excludes repos

BBVA

2016 First Quarter Results

April 28th 2016

Spain Banking Activity

Risk

Risk indicators with CX

(%)

Coverage ratio

59 59

46

NPL ratio

5.9 6.6 6.4

Mar.15 Dec.15 Mar.16

NPLs

(%)

13.8 13.2

11.2 QoQ

10.7 10.4 -4.7%

(with CX)

Mar.15 Dec.15 Mar.16

Cost of risk

(%)

1.0

0.5 0.5

1Q15 4Q15 1Q16

BBVA

2016 First Quarter Results

April 28th 2016

Spain Banking Activity

Income Statement

(€m)

Change

Banking activity in Spain 3M16 3M16/3M15

Abs. %

Net Interest Income 955 - 11 -1.2

Net fees and commissions 392 + 15 3.9

Net trading income 77 - 260 -77.2

Other operating income and expenses 136 + 30 28.1

Gross Income 1,560 - 227 -12.7

Operating expenses -902 - 138 18.1

Operating Income 658 - 365 -35.7

Impairment on financial assets (net) -258 + 163 -38.6

Provisions (net) and other gains (losses) - 58 + 106 -64.8

Income Before Tax 342 -96 -22.0

Non-controlling interests -1 + 0 -7.0

Net Attributable Profit 234 - 72 - 23.6

Income impacted by NTI decrease

Costs affected by CX integration

Loan-loss provisions and impairments reduction

BBVA 2016 First Quarter Results

April 28th 2016

Real Estate Activity

Lower P&L negative impact

Positive sales performance

Exposure reduction on track

Net attributable profit(1) Net exposure

(€m) (€bn)

3M15 3M16 -4.1%

-12.5%

12.4 11.9

-113

-154 10.9

-26.5%

Mar.15 Mar.16

with CX

Note: Net exposure according to Bank of Spain’s “RE transparency scope” (Circular 5-2011)

(1) Figures include Catalunya Caixa

BBVA

2016 First Quarter Results

April 28th 2016

Total Spain

Income Statement

(€m)

Change

Total Spain 3M16 3M16/3M15

Abs. %

Net Interest Income 981 + 24 2.5

Net fees and commissions 393 + 14 3.8

Net trading income 77 - 261 -77.2

Other operating income and expenses 121 + 58 93.2

Gross Income 1,572 - 165 -9.5

Operating expenses -934 - 142 17.9

Operating Income 638 - 307 -32.5

Impairment on financial assets (net) -305 + 173 -36.2

Provisions (net) and other gains (losses) -139 + 110 -44.2

Income Before Tax 194 - 23 -10.7

Non-controlling interests -1 + 1 -44.7

Net Attributable Profit 121 - 32 -20.7

2016 First Quarter Results

April 28th 2016

USA

Activity and Results

Business Activity

(constant €, %)

Lending* Cust. Funds

+7.9% +9.0%

(Mar.16/Mar.15) (Mar.16/Mar.15)

NII + Fees

(constant €m)

+3.6%

602 609 624

+2.4%

1Q15 4Q15 1Q16

Gross Income

(constant €m)

+0.9%

661 661 667

+1.0%

1Q15 4Q15 1Q16

Operating Income

(constant €m)

-5.7%

222 194 210

+8.3%

1Q15 4Q15 1Q16

* Gross loans and advances to customers

Note: Activity excludes repos

BBVA

BBVA

2016 First Quarter Results

April 28th 2016

USA

Risk

Risk indicators

(%)

Coverage ratio

164 151

103

NPL ratio

1.4

0.9 0.9

Mar.15 Dec.15 Mar.16

Cost of risk

(%)

0.6

0.4

0.2

1Q15 4Q15 1Q16

BBVA

2016 First Quarter Results

April 28th 2016

USA

Income Statement

(Constant €m)

Change

USA 3M16 3M16/3M15

Abs. %

Net Interest Income 478 + 34 7.7

Net fees and commissions 147 - 12 -7.8

Net trading income 46 - 6 -10.7

Other operating income and expenses -3- 10 n.s.

Gross Income 667 + 6 0.9

Operating expenses -458 - 19 4.3

Operating Income 210 - 13 -5.7

Impairment on financial assets (net) -95 - 65 n.s.

Provisions (net) and other gains (losses) -40 - 37 n.s.

Income Before Tax 75 - 115 - 60.5

Non-controlling interests 0 + 0 -2.1

Net Attributable Profit 49 - 85 - 63.5

NII positive performance

Lower NTI & other income

P&L performance impacted by Oil&Gas

BBVA

2016 First Quarter Results

April 28th 2016

Turkey

Activity and Results

Business Activity

(constant €, %)

Lending* Cust. Funds

+14.0% +15.8%

(Mar.16/Mar.15) (Mar.16/Mar.15)

NII + Fees

(constant €m)

+7.7%

888 1,031 956

-7.2%

1Q15 4Q15 1Q16

Garanti Proforma

Gross Income

(constant €m)

+14.3%

854 1,013 977

-3.6%

1Q15 4Q15 1Q16

Operating Income

(constant €m)

+15.1%

481 560 554

-1.0%

1Q15 4Q15 1Q16

* Gross loans and advances to customers. Note: Activity excludes repos

Note: Proforma considers the additional stake in Garanti accounted for using the full consolidation method from 01/01/15 vs 07/01/15 deal closing (Garanti proforma).

BBVA 2016 First Quarter Results

April 28th 2016

Turkey

Risk

Risk indicators (%)

Coverage ratio

118 129 129

NPL ratio

2.6 2.8 2.8

Mar.15 Dec.15 Mar.16

Cost of risk (%)

0.9 1.4 0.8

1Q15 4Q15 1Q16

Note: Proforma considers the additional stake in Garanti accounted for using the full consolidation method from 01/01/15 vs 07/01/15 deal closing (Garanti proforma).

BBVA 2016 First Quarter Results

April 28th 2016 26

Turkey

Income Statement

(Constant €m)

Change

3M16/3M15

Turkey 3M16 Abs. % Proforma Abs. Proforma %

Net Interest Income 775 + 596 n.s. + 57 7.9

Net fees and commissions 181 + 139 n.s. + 11 6.8

Net trading income 10 + 23 n.s. + 60 n.s.

Other operating income and expenses 10 + 6 n.s. - 6 -37.2

Gross Income 977 + 763 n.s. + 122 14.3

Operating expenses -423 - 329 n.s. - 50 13.3

Operating Income 554 + 435 n.s. + 73 15.1

Impairment on financial assets (net) -121 - 93 n.s. - 8 7.3

Provisions (net) and other gains (losses) -9 - 8 n.s. - 7 n.s.

Income Before Tax 424 + 333 n.s. + 57 15.6

Non-controlling interests -203 - 203 n.s. - 26 14.7

Net Attributable Profit 133 60 81.9 + 16 13.2

Note: Proforma considers the additional stake in Garanti accounted for using the full consolidation method from 01/01/15 vs 07/01/15 deal closing (Garanti proforma).

NII growth supported by activity

NII and NTI affected by change in accounting method

Double-digit bottom line growth

BBVA 2016 First Quarter Results

April 28th 2016 27

Business Activity

(constant €, %)

Lending* Cust. Funds

+12.4% +9.2%

(Mar.16/Mar.15) (Mar.16/Mar.15)

* Gross loans and advances to customers Note: Activity excludes repos

NII + Fees Gross Income

(constant €m) (constant €m)

+13.0% +11.4%

1,382 1,554 1,562 1,485 1,670 1,654

+0.6% -1.0%

1Q15 4Q15 1Q16 1Q15 4Q15 1Q16

Operating Income

(constant €m)

+12.7%

936 1,058 1,055

-0.3%

1Q15 4Q15 1Q16

BBVA 2016 First Quarter Results

April 28th 2016 28

Mexico

Risk

Risk indicators

Coverage ratio

116 120 119

NPL ratio

2.8 2.6 2.6

Mar.15 Dec.15 Mar.16

Cost of Risk (%)

3.4 3.0 3.2

1Q15 4Q15 1Q16

BBVA 2016 First Quarter Results

April 28th 2016 29

Mexico

Income Statement

(Constant €m)

Change

Mexico 3M16 3M16/3M15

Abs. %

Net Interest Income 1,290 + 157 13.9

Net fees and commissions 273 + 23 9.2

Net trading income 43 - 1 -2.0

Other operating income and expenses 49 - 10 -16.5

Gross Income 1,654 + 170 11.4

Operating expenses -599 - 50 9.2

Operating Income 1,055 + 119 12.7

Impairment on financial assets (net) -383 - 27 7.5

Provisions (net) and other gains (losses) -19 - 28 n.s.

Income Before Tax 652 + 64 11.0

Non-controlling interests 0 - 0 n.s.

Net Attributable Profit 489 + 45 10.1

Outstanding top line performance

Positive jaws

Sound risk indicators

BBVA 2016 First Quarter Results

April 28th 2016 30

South America

Activity and results

Business Activity

(constant €, %)

Lending* Cust. Funds

+14.7% +19.6%

(Mar.16/Mar.15) (Mar.16/Mar.15)

*Gross loans and advances to customers Note: activity excludes repos

NII + Fees Gross Income

(constant €m) (constant €m)

+14.9% +14.1%

865 858 1,006 985

747 864

-0.8% -2.1%

1Q15 4Q15 1Q16 1Q15 4Q15 1Q16

Operating Income

(constant €m)

+9.5%

583

524

479

-10.1%

1Q15 4Q15 1Q16

BBVA 2016 First Quarter Results

April 28th 2016 31

South America

Risk

Risk Indicator (%)

Coverage ratio

121 123 118

NPL ratio 2.6

2.3 2.3

Mar.15 Dec.15 Mar.16

Cost of Risk (%)

1.4

1.0 1.2

1Q15 4Q15 1Q16

BBVA 2016 First Quarter Results

April 28th 2016 32

South America

Income Statement

(Constant €m)

Change

South America 3M16 3M16/3M15

Abs. %

Net Interest Income 717 + 104 17.0

Net fees and commissions 141 + 7 5.2

Net trading income 160 + 53 49.9

Other operating income and expenses - 33 - 43 n.s.

Gross Income 985 + 122 14.1

Operating expenses - 461 - 77 19.9

Operating Income 524 + 45 9.5

Impairment on financial assets (net) - 131 - 19 16.6

Provisions (net) and other gains (losses) - 18 + 5 -22.1

Income Before Tax 375 + 32 9.2

Non-controlling interests - 62 + 13 -17.5

Net Attributable Profit 182 + 15 8.7

Sound activity growth

Robust core revenues generation

Costs affected by hyperinflationary economies and expansion plans

BBVA 2016 First Quarter Results April 28th 2016 33

Takeaways

Quarter results impacted by seasonality, lower NTI and FX

Strong performance in emerging markets

Good evolution of risk indicators despite higher provisions in the USA

BBVA 2016 First Quarter Results

April 28th 2016 34

Annex

BBVA 2016 First Quarter Results

April 28th 2016 35

Gross Income

Breakdown

Rest of Eurasia

112 €m Spain

17% 2% 1,572 €m

South America

26%

985 €m Gross

Income USA

Mexico 3M16 11% 667 €m

1,654 €m

28%

16%

Turkey

977 €m

Note: Figures exclude Corporate Center

BBVA 2016 First Quarter Results April 28th 2016 36

Group

Earnings

Net attributable profit

€m

Businesses € -58m

1,536 44 - 150

- 583

- 72 - 85

41 16 - 16 45 15 - 80 709

3M15 €m Garanti proforma FX Effect Cor. Operation* Banking activity Spain RE activity Spain USA Turkey Rest of Eurasia Mexico South America Corporate Center 3M16 €m constant

YoY (%) -23.6 -26.5 -63.5 13.2 -47.9 10.1 8.7 39.3

* Includes impact of lower dividends received from CNCB.

Note: Proforma considers the additional stake in Garanti accounted for using the full consolidation method from 01/01/15 vs 07/01/15 deal closing (Garanti proforma)

BBVA 2016 First Quarter Results April 28th 2016

Real Estate Activity in Spain

Risk

Coverage ratio (%)

62 65 66 63

NPL ratio (%)

53.9 54.3

52.5

50.8 50.5

Mar.15 Jun.15 Sep.15 Dec.15 Mar.16

BBVA 2016 First Quarter Results April 28th 2016 38

Real Estate Activity in Spain

Income Statement

(M€)

Change

Real Estate Activity in Spain 3M16 3M16/3M15

Abs. %

Net Interest Income 26 + 35 n.s.

Net fees and commissions 1 - 0 -29.2

Net trading income 0 - 1 n.s.

Other operating income and expenses - 15 + 28 -65.3

Gross Income 12 + 62 n.s.

Operating expenses - 32 - 4 12.8

Operating Income - 20 + 59 -74.6

Impairment on financial assets (net) - 47 + 11 -18.5

Provisions (net) and other gains (losses) - 81 + 4 -4.3

Income Before Tax - 148 + 73 -33.0

Non-controlling interests 0 + 1 n.s.

Net Attributable Profit - 113 + 41 -26.5

Note: Includes Catalunya Caixa

BBVA 2016 First Quarter Results April 28th 2016 39

Rest of Eurasia

Income Statement

(M€)

Change

Rest of Eurasia 3M16 3M16/3M15

Abs. %

Net Interest Income 43 - 0 -0.2

Net fees and commissions 43 - 3 -6.1

Net trading income 24 - 49 -66.9

Other operating income and expenses 1 + 3 n.s.

Gross Income 112 - 49 -30.5

Operating expenses - 85 + 5 -6.1

Operating Income 27 - 44 -61.6

Impairment on financial assets (net) 2 + 24 n.s.

Provisions (net) and other gains (losses) - 2 - 6 n.s.

Income Before Tax 27 - 25 - 48.0

Net Attributable Profit 18 - 16 - 48.1

BBVA 2016 First Quarter Results April 28th 2016 40

Corporate Center

Income Statement

(M€)

Change

Corporate Center 3M16 3M16/3M15

Abs. %

Net Interest Income -132 - 9 6.9

Net fees and commissions -16 + 6 -28.0

Net trading income -4 - 100 n.s.

Other operating income and expenses -27 - 0 0.5

Gross Income -180 - 103 n.s.

Operating expenses -214 - 13 6.6

Operating Income -394 - 116 41.7

Impairment on financial assets (net) 0 - 2 -80.1

Provisions (net) and other gains (losses) -17 - 9 n.s.

Income Before Tax -410 - 126 44.6

Non-controlling interests 0 + 4 -98.9

Net Attributable Profit -282 - 663 n.s.

BBVA 2016 First Quarter Results
April 28th 2016
41

Group

Activity Growth

Mar-16 vs. Mar-15
(constant €, %)

	Gross loans	Customer Funds
Spain *	+11.8%	+19.0%
USA	+7.9%	+9.0%
Turkey proforma	+14.0%	+15.8%
Mexico	+12.4%	+9.2%
South America	+14.7%	+19.6%

Note: Activity ex repos.
(*) Includes Catalunya Caixa.

BBVA 2016 First Quarter Results
April 28th 2016
42

Customer Spreads

Average, €

Customer Spreads		1Q15	2Q15	3Q15	4Q15	1Q16
Spain	Lending Profitability	2.64%	2.50%	2.36%	2.27%	2.16%
	Cost of Deposits	-0.70%	-0.61%	-0.53%	-0.51%	-0.39%
	Customer Spreads	1.93%	1.88%	1.83%	1.76%	1.77%
USA	Lending Profitability	3.56%	3.50%	3.49%	3.49%	3.60%
	Cost of Deposits	-0.43%	-0.39%	-0.39%	-0.39%	-0.41%
	Customer Spreads	3.13%	3.11%	3.10%	3.10%	3.19%
Mexico	Lending Profitability	11.81%	11.75%	11.59%	11.71%	11.78%
	Cost of Deposits	-0.98%	-0.96%	-1.09%	-1.00%	-0.98%
	Customer Spreads	10.83%	10.79%	10.50%	10.71%	10.79%
Argentina	Lending Profitability	24.92%	24.49%	24.03%	24.21%	25.49%
	Cost of Deposits	-8.16%	-8.46%	-8.70%	-9.25%	-9.58%
	Customer Spreads	16.76%	16.03%	15.33%	14.96%	15.91%
Chile	Lending Profitability	5.60%	7.86%	7.94%	7.10%	6.64%
	Cost of Deposits	-2.68%	-3.20%	-3.18%	-3.06%	-3.18%
	Customer Spreads	2.91%	4.66%	4.76%	4.05%	3.46%

Customer Spreads		1Q15	2Q15	3Q15	4Q15	1Q16
Colombia	Lending Profitability	10.18%	10.03%	9.79%	9.98%	10.50%
	Cost of Deposits	-3.67%	-3.67%	-3.67%	-4.05%	-4.90%
	Customer Spreads	6.52%	6.36%	6.12%	5.93%	5.60%
Peru	Lending Profitability	8.33%	8.25%	8.16%	8.32%	8.42%
	Cost of Deposits	-1.02%	-0.93%	-0.97%	-0.95%	-1.09%
	Customer Spreads	7.31%	7.33%	7.19%	7.37%	7.33%
Venezuela	Lending Profitability	21.98%	22.55%	23.06%	25.10%	26.53%
	Cost of Deposits	-2.96%	-2.66%	-3.02%	-3.69%	-3.33%
	Customer Spreads	19.01%	19.90%	20.04%	21.41%	23.20%
Turkey	Lending Profitability	9.10%	8.93%	9.23%	9.21%	9.56%
	Cost of Deposits	-4.54%	-4.24%	-4.30%	-4.48%	-4.91%
	Customer Spreads	4.56%	4.69%	4.93%	4.73%	4.66%

Note 1: USA ex NY Business Activity

Note 2: Customer spreads, difference between lending yield and cost of deposits from customers

BBVA 2016 First Quarter Results April 28th 2016 43

Exposure Funded Rating Subsegment Unfunded Exposure

March 2016 € Bn % Credit Risk %IG %NIG %NPLs Up stream Mid stream Down stream Integra-ted Others € Bn

Group 16.1 3.4% 57% 43% 3.3% 16% 10% 18% 46% 10% 7.6

USA: Compass + NY branch 4.5 7.3% 24.0% 76.0% 10.7% 52% 32% 8% 7% 1% 5.2

Rest of Eurasia 2.4 9.9% 81.6% 18.4% 0.0% 0% 0% 14% 76% 10% 0.5

Mexico 2.9 5.9% 75.5% 24.5% 0.5% 0% 6% 1% 74% 19% 0.4

Spain 3.6 1.7% 85.5% 14.5% 0.8% 1% 0% 8% 76% 15% 1.3

S. America 1.3 2.5% 61.0% 39.0% 0.2% 15% 1% 33% 25% 25% 0.0

Turkey 1.4 1.9% 13.2% 86.8% 0.6% 0.0% 0.0% 100% 0.0% 0.0% 0.2

USA March 16:

Compass 3.9 6.8% 13.3% 86.7% 12.4% 60% 37% 3% 4.4

NY 0.6 12.4% 89.9% 10.1% 0.0% 2% 0% 38% 60% 0% 0.8

Oil & Gas Sector Exposure Breakdown

BBVA

1Q16 Results

Carlos Torres Vila

Chief Executive Officer

Madrid, April 28th 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 28, 2016	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorised representative